28 July 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 20 July 2026 to 24 July 2026 it purchased through ABN AMRO Bank N.V. a total of 917,978 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	ABN AMRO Bank N.V.
Intermediary Code:	ABNANL2A
Time zone:	CEST
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
20/07/2026	264,568	2,513	2,477	2497.8205
21/07/2026	267,638	2,504	2,449	2469.1528
23/07/2026	194,865	2,540	2,430	2468.7767
24/07/2026	190,907	2,569	2,476	2519.9615

Following the settlement of the above transactions, RELX PLC holds 77,789,972 ordinary shares in treasury, and has 1,750,715,757 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 73,682,100 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/2195O_1-2026-7-28.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66